June 24, 2013

Mr. Gus Rodriguez

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Reference:	June 18, 2013 comment letter
Berkshire Bancorp Inc.
Form 10-K for the Fiscal year ended
December 31, 2012
Filed on April 16, 2013
File No. 000-13649

Dear Mr. Rodriguez:

This will confirm the telephone conversation that I had today with Mr. Paul Cline regarding the timing of the responses of Berkshire Bancorp Inc. (“Berkshire”), to the comments contained in your letter to Berkshire, which Berkshire received on June 18, 2013.

As I mentioned during my conversation, adequate time is needed to fully analyze the comments noted, summarize the related information, and formulate a comprehensive response. As the comments relate to the audited financial statements in the Form 10-K, the Company needs time to review and discuss this matter with our external auditor. Thus, we will respond on or before July 15, 2013.

Thank you for your consideration regarding this matter. If you have any further comments or questions, please call me at 212-791-5362.

Sincerely,

/s/ Joseph Fink

Joseph Fink

President and Chief Financial Officer